UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.

(Name of Subject Company (issuer)

Sky Solar Holdings, Ltd.

(Names of Person Filing Statement)

Ordinary Shares, par value US$0.0001 per share*

(Title of Class of Securities)

83084J202 **

83084J988 **

(CUSIP Number of Class of Securities)

Qiang Zhan

Chairman of the Special Committee of the Board of Directors

Sky Solar Holdings, Ltd.

Unit 417, 4th Floor,

Tower Two Lippo Centre

89 Queensway, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

+852 3960 6548

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

David T. Zhang, Esq.

Daniel Dusek, Esq.

Xiaoxi Lin, Esq.

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

Tel: (+852) 3761 3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*

Not for trading, but only in connection with the listing on the NASDAQ Capital Market of the American Depositary Shares, each representing twenty ordinary shares, par value $0.0001 per share, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment amends the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed with the Securities and Exchange Commission on July 20, 2020 and subsequently amended on August 18, 2020, in the name of Sky Solar Holdings, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), at the direction of the special committee of the Company’s board of directors. This Amendment relates to an offer by Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands, to purchase all of the issued and outstanding ordinary shares of the Company (“Ordinary Shares”), including all Ordinary Shares represented by American depositary shares (each, an “ADS”), not owned by the Offeror Group (as defined in the Schedule 14D-9) (as well as 600,000 ADSs owned by Kai Ding, and 146,499 ADSs owned by TCL Transportation Holdings Limited), at a price of $0.30 in cash per Ordinary Share, or $6.00 in cash per ADS, net to the seller in cash, without interest and less any ADS cancellation fees and other related fees and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2020 (as amended, the “Offer to Purchase”) and in the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal”) (the Offer to Purchase, the Share Letter of Transmittal and the ADS Letter of Transmittal, together with any amendments or supplements thereto, collectively the “Offer”).

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is hereby expressly incorporated by reference. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are added immediately before the last paragraph of Item 2:

“On August 20, 2020, the Offeror Group filed an Amendment No. 3 to the Schedule TO (“Amendment No. 3 to Schedule TO”) announcing, among other things, that the Revised Financing Condition had been satisfied.

On August 31, 2020, the Offeror Group filed an Amendment No. 4 to the Schedule TO (“Amendment No. 4 to Schedule TO”) announcing, among other things:

(i) that in light of a winding up petition (the “Winding Up Petition”) in respect of the Company purportedly filed by Hudson Capital with the Grand Court of the Cayman Islands (the “Cayman Islands Court”), the Offeror Group had waived the Winding Up Petition Condition (as defined below) and extended the expiration time of the Offer until 12:00 midnight, New York City time, at the end of the day on September 8, 2020 (from the previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on August 28, 2020), and that the Offeror Group was monitoring the Winding Up Petition closely and intended to effect the Merger as promptly as practicable after any Winding Up Proceedings are no longer outstanding or in effect; and

(ii) that the Minimum Condition would have been satisfied had the Offer expired at 12:00 midnight, New York City time, at the end of the day on August 28, 2020, as the validly tendered and not withdrawn Ordinary Shares (including Ordinary Shares represented by ADSs), together with the Ordinary Shares/ADSs registered in the name of the Offeror Group members, would have constituted approximately 91.5% of the total voting power represented by the outstanding shares of the Company exercisable in a general meeting of the Company. In addition, Notices of Guaranteed Delivery (the form of which was filed with the Schedule TO as Exhibit (a)(1)(iv)) had been delivered for 9,409,080 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 2.2% of the outstanding Ordinary Shares of the Company.

Please refer to the third paragraph and the fourth paragraph of the section entitled “Legal Proceedings” under Item 8 “Additional Information” for details regarding the Cayman Islands Court’s discharge of its July 30 Order (as defined in Item 8) and details regarding the Winding Up Petition.”

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are added at the end of the section entitled “Background of the Offer,” as follows:

“On August 20, 2020, the Offeror Group filed Amendment No. 3 to Schedule TO announcing, among other things, that the Revised Financing Condition had been satisfied.

On August 31, 2020, the Offeror Group filed Amendment No. 4 to Schedule TO announcing, among other things:

(i) that in light of the Winding Up Petition, the Offeror Group had waived the Winding Up Petition Condition (as defined below) and extended the expiration time of the Offer until 12:00 midnight, New York City time, at the end of the day on September 8, 2020 (from the previously scheduled expiration time at 12:00 midnight, New York City time, at the end of the day on August 28, 2020), and that the Offeror Group was monitoring the Winding Up Petition closely and intended to effect the Merger as promptly as practicable after any Winding Up Proceedings are no longer outstanding or in effect; and

(ii) that the Minimum Condition would have been satisfied had the Offer expired at 12:00 midnight, New York City time, at the end of the day on August 28, 2020, as the validly tendered and not withdrawn Ordinary Shares (including Ordinary Shares represented by ADSs), together with the Ordinary Shares/ADSs registered in the name of the Offeror Group members, would have constituted approximately 91.5% of the total voting power represented by the outstanding shares of the Company exercisable in a general meeting of the Company. In addition, Notices of Guaranteed Delivery (the form of which was filed with the Schedule TO as Exhibit (a)(1)(iv)) had been delivered for 9,409,080 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 2.2% of the outstanding Ordinary Shares of the Company.

Please refer to the third paragraph and the fourth paragraph of the section entitled “Legal Proceedings” under Item 8 “Additional Information” for details regarding the Cayman Islands Court’s discharge of its July 30 Order (as defined in Item 8) and details regarding the Winding Up Petition.”

The fifth bullet point under the second paragraph of the section entitled “Reasons for the Special Committee’s Position” are hereby amended and restated in its entirety as follows:

“As indicated in the Offer to Purchase, the Offer is conditioned upon, among other things, (i) (a) no petition or other similar proceeding having been filed and remain outstanding, and no order having been made or resolution adopted to wind up the Company (the “Winding Up Petition Condition”); (b) no receiver, trustee, administrator or other similar person having been appointed in any jurisdiction and be acting in respect of the Company, its affairs or its property or any part thereof and (c) no scheme, order, compromise or other similar arrangement having been entered into or made in any jurisdiction whereby the rights of creditors of the Company are, and continue to be, suspended or restricted; and (ii) no order or injunction of a court or governmental entity of competent jurisdiction having been in effect preventing the consummation of the Offer or the Merger in any material respect (collectively, the “No Petition Conditions”). On August 31, 2020, the Offeror Group announced in Amendment No. 4 to Schedule TO that it had waived the Winding Up Petition Condition.”

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding two new paragraphs immediately before the last paragraph of the section entitled “Legal Proceedings,” as follows:

“As disclosed under the Form 6-K submitted by the Company on August 31, 2020, the Company had been informed on August 28, 2020 that the Winding Up Petition had been purportedly filed with the Cayman Islands Court against the Company by Hudson Capital in its capacity as general partner of Hudson Solar, and the Company considered that the Winding Up Petition was procedurally defective, had not complied with the applicable practice direction and was an abuse of process. The alleged debt upon which it is based is disputed and is the subject of ongoing litigation in the New York Court with respect to the Note Purchase Agreement. The Company is vigorously contesting Hudson Solar’s claims in the New York Court and the Winding Up Petition.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2020

SKY SOLAR HOLDINGS, LTD.

By:	/s/ Qiang Zhan
Name: Qiang Zhan
Title: Chairman of the Special Committee of the Board of Directors

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